June 5, 2009

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 7010

100 F Street, NE

Washington, D.C. 20549-7010

RE:	Crane Co.

Form 10-K For the Year Ended December 31, 2008

Form 10-Q for the period ended March 31, 2009

Definitive Proxy Statement filed March 6, 2009

File Number: 1-1657

Dear Mr. Decker:

In connection with your review of the Crane Co. (the “Company”) Form 10-K for the year ended December 31, 2008, Form 10-Q for the period ended March 31, 2009 and the Definitive Proxy Statement filed on March 6, 2009, we respectfully submit the following responses to the comments included in your letter of May 21, 2009. Each of the Staff’s comments are restated in bold with our response to the comment following immediately thereafter in italics.

We understand that you will be reviewing our responses and may have additional comments. We welcome any questions you may have concerning our responses and thank you for your attention devoted to our filing.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1.	Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

RESPONSE:

As requested by the Staff we have provided supplemental information to illustrate how our proposed revisions will appear in the Company’s future filings. We further advise the Staff that such revisions will be included beginning with our immediate future interim filings, if applicable.

Application of Critical Accounting Policies

Goodwill and Other Intangible Assets, page 33

2.	We note your response to comment 7 of our letter dated April 15, 2009. Please address the following:

•	You disclose that you have twelve reporting units. Please consider disclosing what these reporting units are;

•

You discuss some of the material estimates and assumptions used in your analysis which include the estimated cost of capital, estimated revenue growth rates, and profit margin assumptions. Please consider performing a sensitivity analysis of these estimates and assumptions based upon reasonably likely changes and disclose whether these reasonably likely changes could lead to a goodwill impairment; and

•

Please confirm that assumptions and methodologies used for valuing goodwill in the current year have not changed since the prior year. If there have been changes, please disclose these changes as well as the impact of these changes.

RESPONSE:

In response to the first bullet point of the Staff’s comment, we respectfully submit that we believe the Company’s revised disclosure proposed in our response to the Staff’s letter dated April 15, 2009 is appropriate and provides meaningful and sufficient disclosure on the application of our critical accounting policy and, further, that naming the reporting units would not incrementally improve our disclosure. In this regard, we specifically consider the potential of providing information to the reader that is inconsistent with our segment reporting disclosures and corresponding management’s discussion and analysis, as well as various other communications regarding Company performance, all of which we believe provide the insight, disclosures and information required by the standards. We agree with the Staff, however, that ensuring the reader has sufficient context regarding the level at which the Company is reviewing for goodwill impairment is most meaningful; specifically, that goodwill is reviewed for impairment across a number of reporting units (twelve). In this regard, we will include our expanded goodwill disclosure as provided in response to comment 7 of the Staff’s letter dated April 15, 2009, beginning with the Company’s second quarter Form 10-Q.

In response to the Staff’s second and third bullet point, we propose to incorporate the following expanded disclosure in our future filings. We have included an excerpt from our previous response to comment 7 of the Staff’s letter dated April 15, 2009, and underlined our proposed supplemental disclosure for the Staff’s convenience:

“When performing our annual impairment assessment, we compare the fair value of each of our reporting units to their respective carrying value. Goodwill is considered to be potentially impaired when the net book value of a reporting unit exceeds its estimated fair value. Fair values are established primarily by discounting estimated future cash flows at an estimated cost of capital which varies for each reporting unit and which, as of our most recent annual impairment assessment, ranged between 10% and 15%, reflecting the respective inherent business risk of each of the reporting units tested. This methodology for valuing the Company’s reporting units (commonly referred to as the Income Method) has not changed since the prior year. The determination of discounted cash flows is based on the businesses’ strategic plans and long-range planning forecasts, which change from year to year. The revenue growth rates included in the forecasts represent our best estimates based on current and forecasted market conditions, and the profit margin assumptions are projected by each reporting unit based on the current cost structure and anticipated net cost increases/reductions. There are inherent uncertainties related to these assumptions, including changes in market conditions, and management’s judgment in applying them to the analysis of goodwill impairment. In addition to the foregoing, for each reporting unit, market multiples are used to corroborate our discounted cash flow results where fair value is estimated based on EBITDA multiples determined by available public information of comparable businesses. While we believe we have made reasonable estimates and assumptions to calculate the fair value of our reporting units, it is possible a material change could occur. If actual results are not consistent with management’s estimates and assumptions, goodwill and other intangible assets may be overstated and a charge would need to be taken against net earnings. Furthermore, in order to evaluate the sensitivity of the fair value calculations on the goodwill impairment test, we applied a hypothetical, reasonably possible 10% decrease to the fair values of each reporting unit. The results of this hypothetical 10% decrease would still result in a fair value calculation exceeding our carrying value for each of our reporting units. No impairment charges have been required during 2006, 2007 and 2008, respectively.”

Pension Plans, page 33

3.	We note your response to comment 8 of our letter dated April 15, 2009. In developing the long-term rate of return assumption, you evaluate input from actuaries and investment consultants as well as long-term inflation assumptions. Please help us better understand how your continued use of a 8.75% expected rate of return continues to be appropriate in light of your plan asset allocations. Refer to paragraph 5(d)(3) of SFAS 132(R). In this regard, please address the following:

•

Based on your actual and target plan asset allocations as of December 31, 2007, please explain how you determined that a 8.75% expected rate of return for 2008 would be appropriate. Please provide us with a summary of the analysis you performed which should include your expected rate of return by each asset category as of December 31, 2007; and

•

Based on your actual and target plan asset allocations as of December 31, 2008, please explain how you determined that a 8.75% expected rate of return for 2009 would be appropriate. Please provide us with a summary of the analysis you performed which should include your expected rate of return by each asset category as of December 31, 2008.

RESPONSE:

In order to provide the reader with a clearer understanding of how the Company determines the expected rate of return for its various plan assets (U.S. Plans and Non-U.S. Plans), in addition to the proposed disclosure provided in response to comment 8 of the Staff’s letter dated April 15, 2009, in future filings, we propose to augment the tabular disclosure on page 48 to incorporate a new column titled, “Target Allocation”, as follows:

	Target Allocation	December 31, 2008	December 31, 2007
Equity securities	35% - 75%	43%	62%
Debt securities	20% - 50%	36%	29%
Money market	0% - 10%	10%	3%
Other	0% - 20%	11%	6%

U.S. Plan Information

As requested by the Staff, below is a summary of the analysis we performed with respect to our determination of the 8.75% expected rate of return on plan assets for the Company’s U.S. defined benefit pension plan at December 31, 2007. The estimated weighted average expected rate of return reflects the application of the target allocation with the expected return for each asset category as of December 31, 2007:

	Asset Allocation - Target	Expected Return	Asset Allocation - December 31, 2007

Equity securities	70%	10.0%	75%
Debt securities	21%	5.3%	13%
Money market	1%	3.0%	2%
Other	8%	8.0%	10%

	100%		100%
Weighted average		8.8%

The expected rate of return assumptions for each asset category illustrated in the table above were derived by us in consultation with both our independent investment consultant and our plan actuary utilizing asset pricing models and considering historical returns. We supplementally advise the Staff that historic returns through December 31, 2007 demonstrate that our U.S. pension fund realized an actual average rate of return that was consistent with the above expected return assumption.

Also as requested by the Staff, below is a summary of the analysis we performed with respect to our determination of the continued use of the 8.75% expected rate of return on plan assets for the Company’s U.S. defined benefit pension plan at December 31, 2008. Consistent with the summary analysis above, the estimated weighted average expected rate of return reflects the application of the target allocation with the expected return for each asset category as of December 31, 2008:

	Asset Allocation - Target	Expected Return	Asset Allocation - December 31, 2008

Equity securities	60%	9.5%	39%
Debt securities	19%	7.0%	20%
Money market	1%	3.0%	19%
Other	20%	8.0%	22%

	100%		100%
Weighted average		8.7%

Although the actual asset allocation was significantly different than the target allocation on December 31, 2008, which reflected a conservative near-term posture on equity securities, we expected to return to a more normalized asset allocation as markets stabilize, and therefore calculated the expected return based on a long-term target asset allocation view (we supplementally advise the Staff that, as of April 30, 2009, our actual equity allocation was 47%, compared to 39% at December 31, 2008 referenced in the asset allocation table above). Consistent with the process deployed at the end of 2007, the expected rate of return assumptions for each asset category illustrated in the table above were derived by us in consultation with both our independent investment consultant and our plan actuary utilizing asset pricing models and considering historical returns (we acknowledged an increase in the relative attractiveness of the debt securities market at the end of 2008 which, when combined with an increase in the Company’s investments in higher yield corporate debt securities (within the debt securities asset class), supported an increase in the expected return on the aggregate debt securities asset category).

Financial Statements

Notes to the Financial Statements

Note 4 – Accrued Liabilities, page 46

4.	We note your response to comment 13 of our letter dated April 15, 2009. Please provide us supplementally the summary of changes in your warranty liabilities with actual amounts for the years ended December 31, 2007 and December 31, 2008 using your revised presentation.

RESPONSE:

As requested by the Staff, provided supplementally below is the summary of changes in our warranty liabilities using our revised presentation:

A summary of the warranty liability is as follows:

(in thousands)	Year Ended December 31, 2008	Year Ended December 31, 2007
Balance at beginning of period	$32,218	$20,294
Expense	19,158	17,896
Additions through acquisition	450	10,581
Payments/deductions	(23,653)	(16,933)
Currency Translation	(868)	380

Balance at end of period	$27,305	$32,218

FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2009

General

5.	Please address the above comments in your interim filings as well.

RESPONSE:

As suggested by the Staff, we will address the above comments in our interim filings, where appropriate, beginning with our second quarter Form 10-Q.

Management’s Discussion and Analysis

Outlook, page 23

6.

The outlook included in your Form 10-K for the year ended December 31, 2008 provided a quantified earnings outlook in terms of revenue and operating profit on a consolidated basis as well as by segment. To the extent you are able to, we encourage you to continue to provide a quantified earnings outlook especially if current conditions have resulted in significant changes to the outlook provided in the Form 10-K.

RESPONSE:

We agree with the Staff and, in that regard, to the extent conditions result in significant changes to the outlook disclosed in the Company’s Form 10-K, or otherwise provided thereafter in any subsequent interim filing, we will provide a quantified earnings update in the outlook section of such applicable interim filing(s). We supplementally advise the Staff that our earnings outlook as of the date of the filing of the Company’s first quarter Form 10-Q did not materially change from that at the filing of the Company’s 2008 Form 10-K.

Notes to the Financial Statements

Note 10 – Commitments and Contingencies, page 50

Asbestos Liability, page 11

7.	We note your response to comment 16 of our letter dated April 15, 2009. We remind you that SAB Topic 5:Y states that product and environmental liabilities are of such significance that detailed disclosures regarding the judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on your financial condition, results of operations, or liquidity. SAB Topic 5:Y also states if the contingency involves a large number of relatively small individual claims of a similar type, such as personal injury from exposure to asbestos, disclosure of the number of claims pending at each balance sheet date, the number of claims filed for each period presented, the number of claims dismissed, settled, or otherwise resolved for each period, and the average settlement amount per claim may be necessary. Disclosures should also address historical and expected trends in these amounts and their reasonably likely effects on operating results and liquidity. Given that asbestos liabilities represent approximately 46% of your total liabilities at March 31, 2009, we continue to believe that you should further enhance your disclosures to provide additional insight on how you arrive at your asbestos liability amounts. In this regard, please address the following:

•

You state that HR&A compiles an estimate of your asbestos liability for pending and future claims based on the estimate of the number of future claims that would be filed against you and the average settlement cost by disease during the reference period. In order to better understand the judgments and assumptions underlying your recognition of liabilities, please consider disclosing the average settlement cost and the estimated number of future claims that you use for purposes of arriving at your liability;

•

You provide a table on page 11 of activity related to asbestos claims and a table on page 12 of costs incurred related to asbestos claims. Please clarify whether the average settlement cost for the period would be the amounts derived from these two tables by taking the costs incurred and dividing by the number of settlements. Please also clarify whether the average settlement cost that you use for purposes of arriving at your liability are determined based on these amounts; and

•

Each quarter, HR&A compiles an update based upon your experience in the claims filed, settled and dismissed during the reference period as well as the average settlement costs. Management discusses these trends and their effect on liability estimates with HR&A and determines whether a change in estimate is warranted. We encourage you to disclose these trends as well as discuss what consideration you gave as to whether a change in estimate is warranted. In this regard, if actual settlement costs incurred in recent periods vary significantly from the average settlement costs used in determining your liability, please disclose what consideration you gave to recent settlements and trends in arriving at your liability. For example, we encourage you to continue to discuss the results of individual significant judgments such as the Joseph Norris judgment.

RESPONSE:

We respectfully submit that we believe our disclosure regarding our asbestos liability is thorough and detailed, in compliance with SAB Topic 5:Y, and sets forth all material information with regard thereto that would be material to an investor’s decision to buy or sell our securities. We also draw the Staff’s attention to the section of the asbestos disclosure under the heading “Uncertainties”, in which we discuss the factors and assumptions as to which future developments could affect the estimated liability. With respect to the Staff’s specific comments, we provide the following information and proposed additional disclosure:

Bullet One and Bullet Two. The HR&A model is a compilation of estimates across four disease categories (mesothelioma, lung cancer, other cancers and asbestosis and other non-malignant conditions) for both currently pending claims and future predicted claims. The average settlement cost for each disease category is based on the Company’s experience over the preceding two years and three quarters. The same reference period is used to determine the rate of new claim filings, by disease category, and is the basis for the projection of future claims through the estimate period. As stated in our previous response (and consistent with our response to the Staff’s June 18, 2003 letter), we believe that disclosure of the average settlement cost by disease category would prejudice our defense of these asbestos claims. To our knowledge, such information is closely guarded by all asbestos defendants and their insurers, and the plaintiff attorneys similarly keep such information confidential. Without this information, the estimated number of future claims would not be meaningful disclosure to a reader. Notwithstanding the foregoing, however, the tables on pages 11 and 12 on historical settlements and dismissals and the related costs incurred provide the reader with information on the trend of asbestos litigation against the Company and the attendant costs. In this regard, in order to provide readers with the calculated average cost per resolved claim, in addition to providing further context on such historical settlement and dismissal values, we propose to incorporate the following disclosure after the second table on page 12. We propose to augment our disclosure in our future filings, beginning with the Company’s second quarter Form 10-Q (by way of example, using the Company’s first quarter Form 10-Q):

“Through March 31, 2009, the Company has resolved (by settlement or dismissal) approximately 51,000 claims. The related settlement cost incurred by the Company and its insurance carriers is approximately $178 million, for an average cost per resolved claim of $3,527. The average cost per claim resolved during the years ended December 31, 2008 and 2007 was $4,186 and $4,977, respectively. Because claims are sometimes dismissed in large groups, the average cost per resolved claim, as well as the number of open claims, can fluctuate significantly from period to period.”

Bullet Three. The trends discussed with HR&A and the Company’s attorneys include (1) the number of new mesothelioma claims filed against the Company, (2) the average settlement cost for mesothelioma claims, (3) the percentage of mesothelioma claims dismissed against the Company and (4) aggregate defense costs incurred by the Company. As stated in our disclosure, these are the most significant factors affecting the liability estimate. The payments of judgments such as the Joseph Norris case do not have an appreciable effect on average settlement costs because they are infrequent and very few in number, and the judgment costs are not significant when compared to total settlement costs. In response to the Staff’s comment, we propose to incorporate the following expanded disclosure in our future filings, beginning with the Company’s second quarter Form 10-Q. We have included an excerpt from our previous response to comment 16 of the Staff’s letter dated April 15, 2009 (and the Company’s first quarter Form 10-Q), and underlined our proposed supplemental disclosure for the Staff’s convenience:

“…Each quarter, HR&A compiles an update based upon the Company’s experience in claims filed, settled and dismissed during the updated reference period as well as average settlement costs by disease category (mesothelioma, lung cancer, other cancer, asbestosis and other non-malignant conditions) during that period. Management discusses these trends and their effect on the liability estimate with HR&A and determines whether a change in the estimate is warranted. As part of this process, the Company also takes into account trends in the tort system such as those enumerated above. As of March 31, 2009, the Company’s actual experience during the updated reference period for mesothelioma claims filed and dismissed approximated the assumptions in the Company’s liability estimate, while the average settlement costs for mesothelioma claims were somewhat higher, but generally consistent with the prior two quarters. In addition to this claims experience, the Company considered additional qualitative factors such as the nature of the aging of pending claims, significant appellate rulings and legislative developments, and their respective effects on expected future settlement values. Based on this evaluation, the Company determined that no change in the estimate was warranted for the period ending March 31, 2009.”

8.	We note your response to comment 17 of our letter dated April 15, 2009. You state that you used the amount derived by your insurance consultants in determining how much of an asset to record on your financial statements. Please explain the scope of management’s reliance on the information provided by the referenced third party and provide us with your assessment of whether you need to disclose the name of the third party expert and obtain the third party’s consent to be so named. See Interp. 233.02 of our Securities Act Rules Compliance and Disclosure Interpretations.

RESPONSE:

We acknowledge the guidance provided by Question 233.02 of the Staff’s Securities Act Rules Compliance and Disclosure Interpretations, specifically, that if a registrant discloses that values were taken from or prepared based on the report of a third party expert, or provides similar disclosure that attributes the values to the third party expert and not the registrant, then the registrant should disclose the name of the third party expert and obtain the third party’s consent to be so named. Conversely, if the disclosure states that management arrived at a particular value and in doing so considered or relied in part upon a report of a third party expert, or provides similar disclosure that attributes the determination of the values to the registrant and not the third party expert, then there would be no requirement to disclose the name of the third party expert and obtain the third party’s consent to be so named. In connection with the Company’s asbestos insurance consultants, we advise the Staff that their engagement principally is to model how potential future losses and defense costs are allocated to the various insurance policies and the Company. In addition, as outlined in our current disclosure, there are a number of additional factors that management considers in its determination of the overall asset balance in consultation with its legal counsel that are not among the information provided by our insurance consultant. These additional factors include the financial viability of the insurance companies, how settlement and defense costs will be covered by the insurance policies and interpretation of the effect on coverage of various policy terms and limits and their interrelationships. Management’s determinations regarding these factors, after consultation with the Company’s legal counsel, are provided to its insurance consultant to determine the allocation of potential future costs to policies and the Company, as discussed above. Consequently, we do not believe the scope of the services provided by our insurance consultant meets the threshold that requires them to be named and to include their consent to be so named in our filings (as it does with HR&A, whom we do name and from whom we do receive and provide a consent in our filings).

Other Proceedings, page 16

9.	You are defending a series of five separate lawsuits revolving around a fire that occurred in May 2003 at a chicken processing plant near Atlanta, Georgia. You disclose that you are facing a potential $25 million gap in insurance coverage. Please clarify in your disclosures whether you have accrued this amount pursuant to paragraph 8 of SFAS 5.

RESPONSE:

In future filings, and beginning with the Company’s second quarter Form 10-Q, we will supplement our disclosure to include whether we have accrued amounts pursuant to paragraph 8 of SFAS 5 as follows (we have extracted a portion of the current disclosure from the Company’s first quarter Form 10-Q and have underlined the additional disclosure for the convenience of the Staff):

… “The suits are in the early stages of pre-trial discovery, and the Company believes that it has valid defenses to the underlying claims raised in these lawsuits. The Company has given notice of these lawsuits to its insurance carriers and will seek coverage for any resulting losses. Based on a review of its coverage, however, the Company has determined that it is facing a potential $25 million gap in insurance coverage, for the layer of insurance which would have provided protection for losses above $25 million but below $50 million. The Company has initiated certain actions aimed at closing the gap in insurance coverage. If the plaintiffs in these lawsuits were to prevail at trial and be awarded the full extent of their claimed damages, and the gap in coverage was not closed, the resulting liability could have a significant effect on the Company’s results of operations and cash flows in the periods affected. As of March 31, 2009, no loss amount has been accrued in connection with these suits because a loss is not considered probable, nor can an amount be reasonably estimated.

In connection with our responses the Company acknowledges:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Your comments or the Company’s changes to its disclosures in response to your letter do not foreclose the Commission from taking any action with respect to the Company’s filings, and

•	The Company will not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to your comments. In the event you have any additional questions, please do not hesitate to contact me directly at (203) 363-7301.

Respectfully,

By	/s/ Timothy J. MacCarrick
Timothy J. MacCarrick VP, Chief Financial Officer

Copy to:

Nudrat Salik, Division of Corporation Finance